Filed Pursuant to Rule 433

Registration No. 333-221073

October 16, 2018

Pricing Term Sheet

FINAL PRICING TERMS OF THE REPUBLIC OF TURKEY

USD 2,000,000,000 7.250 % NOTES DUE 23 DECEMBER 2023

ISSUER:	The Republic of Turkey

SECURITIES:	7.250% Notes due December 23, 2023

PRICING DATE:	October 16, 2018

ISSUE FORMAT:	Global (SEC Registered)

EXPECTED RATINGS OF THE NOTES*:	Ba3 (Moody’s) / BB (Fitch)

ISSUE SIZE:	USD 2,000,000,000

PRICE TO PUBLIC:	98.917%

TOTAL FEES:	USD 1,400,000 (0.070%)

NET PROCEEDS TO ISSUER:	USD 1,976,940,000

YIELD TO MATURITY:	7.500% per annum

COUPON:	7.250% per annum, payable semi-annually on a 30/360 basis

MATURITY DATE:	December 23, 2023

SPREAD TO BENCHMARK US TREASURY:	448 bps

BENCHMARK US TREASURY:	UST 2.875% due September 30, 2023

BENCHMARK US TREASURY YIELD:	3.025%

DENOMINATIONS:	USD 200,000/USD 1,000

INTEREST PAYMENT DATES:	June 23 and December 23, beginning on June 23, 2019 (long first coupon)

CUSIP / ISIN:	900123CR9 / US900123CR91

EXPECTED LISTING:	Luxembourg Stock Exchange (Regulated Market)

LEAD-MANAGERS/BOOKRUNNERS:	Deutsche Bank Securities Inc. Goldman Sachs International Société Générale

SETTLEMENT DATE:	Expected October 23, 2018 (T+5) through the book-entry facilities of The Depository Trust Company.

MANUFACTURER TARGET MARKET:	Professional clients, eligible counterparties and retail clients (subject to any applicable selling restrictions) (all distribution channels)

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, any prospectus supplement or free writing prospectus for this offering if you request it by calling toll-free Deutsche Bank Securities Inc. at +1-800-503-4611 (toll-free), Goldman Sachs International at +1-866-471-2526 (toll-free), and Société Générale at +1-855-881-2108 (toll free).

The preliminary prospectus supplement relating to the notes is available under the following link:

https://www.sec.gov/Archives/edgar/data/869687/000119312518300111/d609527d424b5.htm

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